Exhibit 12

Walgreen Co
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(in millions, except ratio data)

	Three Months Ended,	Twelve Months Ended,
	November 30, 2014	2014	2013	2012	2011	2010
Income before income tax provision	$1,135	$3,557	$3,895	$3,376	$4,294	$3,373
Add:
Minority Interests	-	-	5	-	-	-
Fixed charges	432	1,376	1,383	1,260	1,212	1,100
Amortization of capitalized interest	1	6	7	6	5	-
Less:
Equity earnings	(151)	(617)	(344)	-	-	-
Capitalized interest	(12)	(6)	(7)	(9)	(10)	(12)
Earnings as defined	$1,405	$4,316	$4,939	$4,633	$5,501	$4,461

Interest expense, net of capitalized interest	$57	$168	$193	$94	$77	$90
Capitalized interest	12	6	7	9	10	12
Portions of rentals representative of the interest factor	363	1,202	1,183	1,157	1,125	998
Fixed charges as defined	$432	$1,376	$1,383	$1,260	$1,212	$1,100

Ratio of earnings to fixed charges	3.25	3.14	3.57	3.68	4.54	4.06

(a)
For the purpose of computing these ratios, "earnings" consist of earnings before income tax provision and before adjustment for income or loss from equity investees, interest, distributed income of equity-method investees, and the portions of rentals representative of the interest factor.  "Fixed charges" consist of interest expense (which includes amortization of capitalized debt issuance costs), capitalized interest and the portions of rentals representative of the interest factor.